SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 __________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
__________________________
(Amendment No. 2)

The Estée Lauder Companies Inc.
(Name of Issuer)
Class A Common Stock, par value $.01 per share	518439 10 4
(Title of class of securities)	(CUSIP number)
Carol S. Boulanger, Esq. Pillsbury Winthrop Shaw Pittman LLP 1540 Broadway New York, New York 10036-4039 (212) 858-1000
(Name, address and telephone number of person authorized to receive notices and communications)
September 22, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4		13D	Page 2
1	NAME OF REPORTING PERSONS:		1992 GRAT Remainder Trust f/b/o William P. Lauder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	1,914,608 (see Item 5)
	8	SHARED VOTING POWER:	-0-
	9	SOLE DISPOSITIVE POWER:	1,914,608 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		1,914,608 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.6% (see Item 5)
14	TYPE OF REPORTING PERSON:		OO

This Amendment No. 2 amends the Schedule 13D first filed with the Securities and Exchange Commission on October 17, 2003, and the amendments thereto (the “Schedule 13D”), and is filed by the 1992 GRAT Remainder Trust f/b/o William P. Lauder (the “Reporting Person”), with respect to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of The Estée Lauder Companies Inc. (the “Issuer”). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D. The complete name of the Reporting Person is the Article Second Trust f/b/o William P. Lauder u/a/d November 30, 1992, between Leonard A. Lauder, as grantor, and Joel S. Ehrenkranz, as trustee.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

The information set forth in Item 6 of this Amendment No. 2 regarding the exchange of shares is incorporated by reference herein.

Item 5.	Interest in Securities of Issuer

Item 5 is supplemented as follows:

(a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment No. 2 are incorporated herein by reference. As of September 23, 2009, the Reporting Person beneficially owned 1,914,608 shares of Class A Common Stock as follows: 1,280,456 shares of Class A Common Stock and 634,152 shares of Class B Common Stock.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.

Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 1,914,608 shares of Class A Common Stock as of September 23, 2009, constituting approximately 1.6% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of August 14, 2009, as set forth in the Issuer’s Form 10-K for the fiscal year ended June 30, 2009).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 1,280,456 shares of Class A Common Stock and the 634,152 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 0.8% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of August 14, 2009, as set forth in the Issuer’s Form 10-K for the fiscal year ended June 30, 2009).

Other parties to the Stockholders’ Agreement report their beneficial ownership separately on Schedule 13G or Schedule 13D, as the case may be.

(b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Amendment No. 2 and (ii) Item 5(a) hereof are incorporated herein by reference. As co-trustees of the Reporting Person, William P. Lauder, Gary M. Lauder and Joel S. Ehrenkranz share voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person.

(c) Except as disclosed in Item 6, the Reporting Person has not effected any transaction in Class A Common Stock during the past 60 days.

(d) Joel S. Ehrenkranz, as trustee of the Reporting Person, has the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person. William P. Lauder, as beneficiary of the Reporting Person, and certain other beneficiaries of the Reporting Person, have the right to receive (at the sole discretion of Joel S. Ehrenkranz) dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the Reporting person. Gary M. Lauder, as beneficiary of the Reporting Person, and certain other beneficiaries of the Reporting Person, have the right to receive (at the sole discretion of Joel S. Ehrenkranz), on a contingent basis, dividends from, or the proceeds from the sale of, the shares of contingent basis, dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is supplemented as follows:

On September 22, 2009, there was a transfer by the Reporting Person to LAL Family Partners L.P. (“LALFP”) of 1,280,456 shares of Class B Common Stock, in exchange for the transfer by LALFP to the Reporting Person of 1,280,456 shares of Class A Common Stock.

The Stockholders’ Agreement was amended by Amendment No. 7 to the Stockholders’ Agreement, effective September 2, 2009, to delete a party, provide for certain additional permitted transfers, and clarify the rights of certain stockholder parties. A copy of Amendment No. 7 to the Stockholders’ Agreement is filed as Exhibit J hereto, and an updated list of parties to the Stockholders’ Agreement is attached as Exhibit K hereto.

Item 7.	Material to be Filed as Exhibits

Item 7 is supplemented as follows:

Exhibit J	Amendment No. 7 to Stockholders’ Agreement.
Exhibit K	List of parties to Stockholders’ Agreement (as of September 2, 2009).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2009

1992 GRAT Remainder Trust f/b/o

William P. Lauder

By:	/s/ Joel S. Ehrenkranz
Joel S. Ehrenkranz, Trustee

EXHIBIT INDEX

Exhibit J	Amendment No. 7 to Stockholders’ Agreement.
Exhibit K	List of parties to Stockholders’ Agreement (as of September 2, 2009).